UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Contains only the financial statements for the year ended December 31, 2024

Commission file number: 333-283645

RedHawk Acquisition I Corp.
(Exact name of registrant as specified in its charter)

Nevada	93-4886571
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

14201 N. Hayden Road, Suite A-1

Scottsdale, AZ 85260

(480) 659-6404

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐     No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐     No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☒     No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant: None, as no established market exists for the registrant’s common stock.

As of March 14, 2025, there were 3,750,000 outstanding shares of the registrant’s common stock, par value $0.001 per share.

REDHAWK ACQUISITION I CORP.

2024 FORM 10-K ANNUAL REPORT

Page
Explanatory Note	3

Report of the Independent Registered Public Accounting Firm (Astra Audit & Advisory, LLC, 3702 W. Spruce St. #1430, Tampa FL 33607, PCAOB ID#6920)	F-1

Balance Sheets as of December 31, 2024 and 2023	F-2

Statements of Operations for the Year Ended December 31, 2024 and for the Period December 13, 2023 (Inception) through December 31, 2023	F-3

Statements of Changes in Stockholders’ Equity (Deficit) for the Year Ended December 31, 2024 and for the Period December 13, 2023 (Inception) through December 31, 2023	F-4

Statements of Cash Flows for the Year Ended December 31, 2024 and for the Period December 13, 2023 (Inception) through December 31, 2023	F-5

Notes to Financial Statements	F-6

Exhibit Index	4

Signatures	5

2

EXPLANATORY NOTE

On February 6, 2025, the Registration Statement on Form S-1 (Registration No. 333-283645, the “Registration Statement”) of RedHawk Acquisition I Corp. (the “Company”) was declared effective by the Securities and Exchange Commission (the “SEC”), related to the offering of up to 6,000,000 shares of the Company’s common stock, par value $0.001 per share, at $0.75 per share.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), provides generally that if a company’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the Company.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended December 31, 2024 with the SEC under cover of the facing page of an annual report on Form 10-K.

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of RedHawk Acquisition I Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of RedHawk Acquisition I Corp. (the Company) as of December 31, 2024 and 2023, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2024 and for the period December 13, 2023 (inception) through December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and for the period December 13, 2023 (inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no current operations or cash flow. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Tampa, Florida

March 14, 2025

F-1

REDHAWK ACQUISITION I CORP.

BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS
Current assets:
Cash	$479	$-
Prepaid expenses	25,962	-
Deferred offering costs	57,631	-
Total assets	$84,072	$-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,486	$1,309
Accounts payable - related party	100	-
Total liabilities	4,586	1,309

Commitments and contingencies (Note 4)

Stockholders' equity (deficit):
Preferred stock, par value $0.001, 10,000,000 authorized and 36 and 0	-	-
shares issued and outstanding as of December 31, 2024 and 2023, respectively
Common stock, par value $0.001, 250,000,000 authorized and 3,750,000 and 0	3,750	-
issued and outstanding as of December 31, 2024 and 2023, respectively
Additional paid-in capital	90,000	-
Accumulated deficit	(14,264)	(1,309)
Total stockholders' equity (deficit)	79,486	(1,309)
Total liabilities and stockholders' equity (deficit)	$84,072	$-

The accompanying footnotes are an integral part of these audited financial statements.

F-2

REDHAWK ACQUISITION I CORP.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024	For the Period December 13, 2023 (Inception) through December 31, 2023

Formation and operating costs	$12,955	$1,309
Net loss before income taxes	(12,955)	(1,309)

Provision for income taxes	-	-
Net loss	$(12,955)	$(1,309)

Basic and diluted net loss per share	$(0.00)	$-
Weighted-average shares outstanding, basic and diluted	2,866,438	-

The accompanying footnotes are an integral part of these audited financial statements.

F-3

REDHAWK ACQUISITION I CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2024 AND FOR THE PERIOD DECEMBER 13, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance, December 13, 2023 (Inception)	-	$-	-	$-	$-	$-	$-
Net loss	-	-	-	-	-	(1,309)	(1,309)
Balance, December 31, 2023	-	$-	-	$-	$-	$(1,309)	$(1,309)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance, January 1, 2024	-	$-	-	$-	$-	$(1,309)	$(1,309)
Issuance of common stock	-	-	3,750,000	3,750	-	-	3,750
Issuance of preferred stock	36	-	-	-	90,000	-	90,000
Net loss	-	-	-	-	-	(12,955)	(12,955)
Balance, December 31, 2024	36	$-	3,750,000	$3,750	$90,000	$(14,264)	$79,486

The accompanying footnotes are an integral part of these audited financial statements.

F-4

REDHAWK ACQUISITION I CORP.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Period December 13, 2023 (Inception) through December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,955)	$(1,309)
Changes in operating assets and liabilities:
Changes in prepaid expenses	(25,962)	-
Changes in deferred offering costs	-	-
Changes in accounts payable	3,177	1,309
Changes in accounts payable - related party	100	-
Net cash used in operating activities	(35,640)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Offering costs	(57,631)	-
Proceeds from issuance of common stock	3,750	-
Proceeds from issuance of preferred stock	90,000	-
Net cash provided by financing activities	36,119	-

NET CHANGE IN CASH	479	-
Cash - Beginning of period	-	-
Cash - End of period	$479	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

The accompanying footnotes are an integral part of these audited financial statements.

F-5

REDHAWK ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024 AND FOR THE PERIOD

DECEMBER 13, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

General

RedHawk Acquisition I Corp. (“RedHawk,” the “Company,” “we,” “our” or “us”), was incorporated in the State of Nevada on December 13, 2023, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has no operations to date. Other than issuing shares of common stock to its original shareholders and preferred shares to its initial investor, Redhawk Investment Group LLC, the Company has yet to commence any operational activities.

The Company was formed for the purpose of creating a corporation that could be used to consummate a merger or acquisition.

The Company can be defined as a “shell” company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Company is conducting a “Blank Check” offering subject to Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) (the “Offering”). The Offering proceeds, and the securities to be issued to investors (the “Deposited Funds” and “Deposited Securities,” respectively) will be deposited in an escrow account (the “Escrow Account”). While held in the Escrow Account, the Deposited Securities may not be traded or transferred other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended (the “Code”) (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder. Except for an amount, after the Minimum Offering is attained, up to 10% of the Deposited Funds otherwise releasable under Rule 419, the Deposited Funds and the Deposited Securities may not be released until an acquisition meeting the requirements of Rule 419 has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419 (the “Minimum Offering”). Pursuant to these procedures, a new prospectus, which describes an acquisition candidate and its business and includes audited financial statements, will be delivered to all investors. The Company must return the pro rata portion of the Deposited Funds to any investor who does not elect to remain an investor. Unless at least 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds and none of the Deposited Securities will be issued to investors. If a consummated acquisition(s) has not occurred within 18 months from the effective date of the registration statement, the net Deposited Funds held in the Escrow Account shall be returned to all investors on a pro rata basis within five business days by first class mail or other equally prompt means.

On February 6, 2025, the Registration Statement on Form S-1 (Registration No. 333-283645, the “Registration Statement”) of the Company was declared effective by the SEC, related to the offering of up to 6,000,000 shares of the Company’s common stock, par value $0.001 per share, at $0.75 per share.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. Furthermore, as a result of the Company’s election, our financial statements may not be comparable to companies that comply with public company effective dates.

F-6

NOTE 2 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2024, the Company did not have any cash balances in bank deposit accounts that exceeded federally insured limits.

Offering Costs

Offering costs consist of professional fees, filing, regulatory and other costs incurred through the balance sheet date that are directly related to the Offering. As of December 31, 2024 and 2023, the Company had $58,156 and $0, respectively, in capitalized offering costs, consisting of legal fees, accounting fees, and filing fees. If the Offering is unsuccessful, capitalized Offering costs will be charged directly to expense as they cannot be capitalized against the proceeds of a future offering.

Advertising Costs

Advertising expense for the years ended December 31, 2024 and 2023 was $2,200 and $0, respectively.

F-7

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under Accounting Standards Codification (“ASC”) 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2024 and 2023, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, warrants or other financial instruments, if dilutive. The outstanding Series A Preferred Stock is convertible at $0.25 per share, such that each then outstanding share of Series A Preferred Stock shall have the equivalent vote as to 10,000 shares of common stock. As of December 31, 2024 and 2023, there were 36 and 0, respectively, shares of convertible Series A Preferred Stock outstanding, or 360,000 and 0 common stock equivalents. When the Company reports a net loss, the calculation of diluted net loss per share excludes potential convertible shares as the effect would be anti-dilutive.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, which require public companies disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The guidance is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable. The adoption had no material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of December 31, 2024, the Company had cash of $479 and working capital of $79,486. The Company’s liquidity needs up to December 31, 2024 have been satisfied through purchases of common stock by the Company’s founder and the purchases of Series A Convertible Preferred Stock (“Series A Preferred Stock”) from a related party.

F-8

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Company had no income from continuing operations. Based on the Company’s cash balance as of December 31, 2024, and projected cash needs for the next twelve months, management estimates that it will need to raise additional capital to cover operating and capital requirements. Management expects that any additional funds needed will be raised through the sale of Series A Preferred Stock to a related party. There can be no assurance that all required future financing will be successfully completed on a timely basis by the related party, or, if with other parties, on terms acceptable to the Company. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. As of December 31, 2024, the Company was not involved in any lawsuits or legal proceedings.

NOTE 5 – RELATED PARTY TRANSACTIONS

Founder Shares

On March 27, 2024, the Company’s founder, Redhawk Acquisition One, LLC, purchased 3,750,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $3,750. Mr. Reithinger, the Company’s President, Treasurer and Director, beneficially owns 750,000 shares of common stock through Escala Asset Management, LLC, an entity owned and controlled by Mr. Reithinger. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC. Mr. Walsh, the Company’s Secretary and Director, beneficially owns 750,000 shares of common stock through Walsh Corporate Finance, LLC, an entity owned and controlled by Mr. Walsh. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC.

Preferred Shares

On April 22, 2024, the Board of Directors established a designation of preferred stock, $0.001 par value per share as Series A Preferred Stock and the relative rights and preferences thereof. As of December 31, 2024 and 2023, there were 36 and 0, respectively, shares of Series A Preferred Stock held by related parties (see Note 6).

Founding Expenses

During the year ended December 31, 2024, Mr. Reithinger paid for certain expenses involved with the incorporation of the Company with personal funds. During the year ended December 31, 2024 and for the period December 13, 2023 (inception) through December 31, 2023, these expenses totaled $100 and $0, respectively, and are recorded as a related party accounts payable on the accompanying balance sheets as of December 31, 2024 and 2023, respectively.

Office Space

The office space used by the Company is provided by Eventus Advisory Group, LLC (“Eventus”), a private CFO-services firm, managed by Mr. Reithinger, at no charge.

F-9

NOTE 6 – STOCKHOLDERS’ DEFICIT

Authorized Capital

The authorized capital of the Company consists of 250,000,000 shares of common stock with a $0.001 par value and 10,000,000 shares of preferred stock with a $0.001 par value.

Common Stock

On March 27, 2024, the Company’s issued 3,750,000 Founder Shares of the Company’s common stock for an aggregate price of $3,750.

Preferred Stock

The authorized preferred stock of the Company consists of 10,000,000 preferred shares, $0.001 par value per share. The Series A Preferred Stock is convertible at $0.25 and votes on an as-converted basis, such that each then outstanding share of Series A Preferred Stock shall have the equivalent vote as to 10,000 shares of common stock.

On May 17, 2024, the Company issued six shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $15,000.

On July 22, 2023, the Company issued six shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $15,000.

On October 17, 2024, the Company issued four shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $10,000.

On October 22, 2024, the Company sold 20 shares of Series A Preferred Stock to Eventus for an aggregate total of $50,000 in past or future services.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes under ASC 740, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company’s net deferred tax assets are as follows:

	December 31,
	2024	2023

Net operating loss	$(2,995)	$(389)
Valuation allowance	2,995	389
Deferred tax assets, net of allowance	$—	$—

As of December 31, 2024 and 2023, the Company had a total of $14,264 and $1,309, respectively, of U.S. federal net operating loss carryovers available to offset future taxable income.

F-10

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For year ended December 31, 2024 and for period from December 13, 2023 (inception) through December 31, 2023, the change in the valuation allowance was $2,606 and $389, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31,
	2024	2023
Statutory federal income tax rate	21.0%	21.0%
Change in valuation allowance	(21.0)%	(21.0)%
Income tax provision	—%	—%

The Company files income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions and is subject to examination by the various taxing authorities. The effective tax rate differs from the statutory tax rate of 21% due to changes in the valuation allowance on the deferred tax assets.

NOTE 8 – SEGMENT REPORTING

The chief operating decision maker manages the Company as a single operating and reportable segment. The Company is defined as a shell company, therefore, had one segment during the periods presented in the accompanying financial statements and all operating decisions allocate resources based on the best benefit to the Company as a whole.

NOTE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date through the date these financial statements were issued. Based upon this review, other than below, management did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements.

Preferred Stock

On January 29, 2025, the Company issued 8 shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $20,000.

F-11

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a).
32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 14, 2025.

REDHAWK ACQUISITION I CORP.

By:	/s/ Neil Reithinger
Neil Reithinger
President and Treasurer (Principal Executive Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ Neil Reithinger
Neil Reithinger
Director
Date: March 14, 2025

By:	/s/ Alexander Walsh
Alexander Walsh
Director
Date: March 14, 2025

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